SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 3


Uniroyal Technology Corporation
----------------------------------
(NAME OF ISSUER)


Common Stock
Series B Convertible Preferred Stock
----------------------------------
(TITLE OF CLASS OF SECURITIES)


Common Stock 909163107
Series B Convertible Preferred Stock 909163982
----------------------------------
(CUSIP NUMBER)


Thomas M. Barnhart, II
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 16, 1996

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [  ]


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1251983

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

          2,269,444 shares of Common Stock
          20 shares of Series B Convertible Preferred Stock

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

          2,269,444 shares of Common Stock
          20 shares of Series B Convertible Preferred Stock

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,269,444 shares of Common Stock
          20 shares of Series B Convertible Preferred Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Common Stock:  17.1%
          Series B Convertible Preferred Stock:  100%

14. TYPE OF REPORTING PERSON*
          IA, CO



      This Amendment No. 3 amends and supplements the Statement on
Schedule 13D (as previously amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01, and the Series B Convertible Preferred Stock, par value $0.01 (the "Preferred Stock") of Uniroyal Technology Corporation ("UTCI") previously filed by Pacholder Associates, Inc. ("PAI"). Items not included in this Amendment are either not amended or not applicable.

      Item 5.  Interest in Securities of the Issuer.

      (a) PAI has sole dispositive power over 2,269,444 shares of Common Stock, or 17.1% of the shares outstanding. PAI also has sole dispositive power over 20 shares of Preferred Stock, which is 100% of the amount outstanding. The Preferred Stock is convertible into Common Stock at a ratio of 38,071 shares of Common Stock per share of Preferred Stock. The Preferred Stock is redeemable by UTCI for $150,000 per share, or an amount equal to $3.94 per share of Common Stock based upon the conversion ratio. Assuming conversion of the Preferred Stock, PAI would have sole dispositive power over 21.7% of the fully diluted
Common Stock.

      (b) PAI has the sole voting power for the Common Stock and the Preferred Stock discussed in paragraph 5(a), above.

      (c) On November 15, 1996, PAI was notified that UTCI was redeeming 15 shares of Preferred Stock for $150,000 per share, or a total of $2,250,000, on December 16, 1996. As part of the redemption process, PAI had the ability to convert the Preferred Stock into Common Stock. If PAI had converted the 15 shares of Preferred Stock into Common Stock, and sold those shares at the closing price on December 16, 1996, the proceeds would have been $1,713,195. PAI decided not to convert the Preferred Stock into Common Stock. As a result, the 15 shares of Preferred Stock were redeemed for $2,250,000.

      (d)  Not applicable.

      (e)  Not applicable.


SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Pacholder Associates, Inc.


                                             December 19, 1996
                                             Date


                                             /s/ Thomas M. Barnhart, II
                                             Signature


                                             Senior Vice President and
                                             Associate General Counsel
                                             Title







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